SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

quepasa.com, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74833W-10-7

(CUSIP Number)

Steven P. Johnson, Esq.
2575 East Camelback Road
Suite 700
Phoenix, Arizona 85016
(602) 778-5003

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 29, 2002

(Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74833W-10-7	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Ernest C. Garcia II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares 8 SHARED VOTING POWER 927,471 shares (1) 9 SOLE DISPOSITIVE POWER 0 shares 10 SHARED DISPOSITIVE POWER 927,471 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

927,471(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.40%(2)

14	TYPE OF REPORTING PERSON

IN

(1)	Includes 561,562 shares of quepasa.com, Inc. (“Quepasa”) common stock, par value $0.001 per share (the “Common Stock”) held of record by Verde Capital Partners, LLC (“Verde Capital”) and 365,909 shares of Common Stock held of record by Verde Investments, Inc. (“Verde Investments”). See the Explanatory Note beginning on page 8.

Page 3 of 18 Pages

(2)	According to the preliminary proxy statement filed by Quepasa with the Securities Exchange Commission on January 15, 2002 (the “Management Proxy Statement”), there were 17,163,291 shares of Common Stock outstanding on January 7, 2002.

CUSIP No. 74833W-10-7	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Verde Capital Partners, LLC 86-0970811

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares 8 SHARED VOTING POWER 561,562 shares (1) 9 SOLE DISPOSITIVE POWER 0 shares 10 SHARED DISPOSITIVE POWER 561,562 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

561,562(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.27%(2)

14	TYPE OF REPORTING PERSON

OO

(1)	Includes 561,562 shares of Common Stock held of record by Verde Capital, and excludes 365,909 shares of Common Stock held of record by Verde Investments. See the Explanatory Note beginning on page 8.

Page 5 of 18 pages

(2)	According to the Management Proxy Statement, there were 17,163,291 shares of Common Stock outstanding on January 7, 2002.

CUSIP No. 74833W-10-7	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (ENTITIES ONLY)

Verde Investments, Inc. 86-0706842

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

(b)

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 shares 8 SHARED VOTING POWER 365,909 shares (1) 9 SOLE DISPOSITIVE POWER 0 shares 10 SHARED DISPOSITIVE POWER 365,909 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

365,909(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.13%(2)

14	TYPE OF REPORTING PERSON

CO

(1)	Includes 365,909 shares of Common Stock held of record by Verde Investments, and excludes 561,562 shares of Common Stock held of record by Verde Capital. See the Explanatory Note beginning on page 8.

Page 7 of 18 pages

(2)	According to the Management Proxy Statement, there were 17,163,291 shares of Common Stock outstanding on January 7, 2002.

Page 8 of 18 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D

Statement of

Ernest C. Garcia II
Verde Capital Partners, LLC
Verde Investments, Inc.

Pursuant to Section 13(d)
of the Securities Exchange Act of 1934
in respect of

quepasa.com, Inc.

EXPLANATORY NOTE

         This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of quepasa.com, Inc., a Nevada corporation (“Quepasa”). Ernest C. Garcia II, Verde Capital Partners, LLC, an Arizona limited liability company (“Verde Capital”) and Verde Investments, Inc., an Arizona corporation (“Verde Investments” and, together with Mr. Garcia and Verde Capital, the “Reporting Persons”) may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to their respective beneficial ownership of Common Stock. Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons disclaims that he or it is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement other than those shares of Common Stock with respect to which he or it is indicated as having shared voting and dispositive power in Item 5 of this Statement.

         On January 29, 2002, Mr. Garcia (for himself and Verde Capital, Verde Reinsurance Company, Ltd. (“Verde Reinsurance”), and Verde Investments) entered into an Agreement and Release with Michael Silberman, Mark Kucher, Kevin Diebell, Jeffrey Peterson (collectively. the “Silberman Parties”). Pursuant to the Agreement and Release, Mr. Garcia granted to Michael Silberman or his designee a proxy to vote, in his sole discretion, all shares of Common Stock owned by Mr. Garcia, Verde Capital, Verde Reinsurance, and Verde Investments in connection with any matter that is identified in the preliminary proxy statement (the “Management Proxy Statement”) filed by Quepasa with the Securities and Exchange Commission (the “Commission”) on January 15, 2002.

         By virtue of the Agreement and Release and proxy granted thereunder, the Reporting Persons and the Silberman Parties may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act, and each of the Reporting Persons may be deemed to have shared voting power with respect to the shares of Common Stock held by the Silberman Parties. Each of the Reporting Persons expressly disclaims that he or it is a member of a group that includes the Silberman Parties. Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons expressly disclaims that he or it is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities of Quepasa other than those shares of Common Stock with respect to which he or it is indicated as having shared voting and dispositive power in Item 5 of this Statement. The Reporting Persons are filing this Statement solely

Page 9 of 18 Pages

as a precautionary matter in the event they are deemed to members of a group that includes the Silberman Parties.

         None of the Reporting Persons have any direct knowledge with respect to the Common Stock holdings of the Silberman Parties, and all information contained herein regarding the Silberman Parties is based solely upon the information (i) set forth under “Certain Information Concerning the Concerned Stockholders and Other Participants in the Solicitation” and “Security Ownership of the Concerned Stockholders and Other Participants, Including Director Nominees” in the preliminary proxy statement filed by the Silberman Parties with the Securities and Exchange Commission (the “Commission”) on January 31, 2002 (the “Silberman Proxy Statement”) and (ii) contained in the Schedule 13D filed by Michael Silberman, Mark Kucher and Kevin Diebell with the Commission on January 7, 2002 (the “Silberman 13D”). None of the Reporting Persons assumes any responsibility for the accuracy or completeness of this information.

Page 10 or 18 Pages

ITEM 1. Security and Issuer.

                  This Statement relates to the Common Stock. The principal executive offices of Quepasa are located at 7904 E. Chapparal Road, Suite A110, PMB 160, Scottsdale, AZ 85250.

ITEM 2. Identity and Background.

         (a)  This Statement is being filed by Ernest C. Garcia II, Verde Capital and Verde Investments.

                  By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act, with respect to the Common Stock. Pursuant to Rule 13d-4 under the Exchange Act, each of Verde Capital and Verde Investments disclaims beneficial ownership of any securities covered by this Statement other than any shares of Common Stock reported herein as being owned by it.

                  The Agreement of the Reporting Persons is attached hereto as Exhibit 1.

         (b)  The business address of Mr. Garcia and the persons listed on Schedule A and the principal executive offices of Verde Capital and Verde Investments is 2575 E. Camelback Road, Suite 700, Phoenix, Arizona 85016.

         (c)  Verde Capital is principally engaged in the investment business. Verde Investments in principally engaged in the business of real estate investment and development.

         (d)  None of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the persons listed on Schedule A have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e)  During the past five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the persons listed on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Verde Capital and Verde Investments are organized under the laws of Arizona. Mr. Garcia, and to the Reporting Persons’ knowledge, each of the individuals identified on Schedule A is a citizen of the United States.

                  Set forth on Schedule A is (i) the name and present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted, of each of the members and executive officers of Verde Capital as of the date hereof and (ii) the name and present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Verde Investments as of the date hereof.

Page 11 of 18 Pages

ITEM 3. Source and Amount of Funds or Other Consideration.

                  The information with respect to certain prior acquisitions of Common Stock by the Reporting Persons in Item 6 of this statement is hereby incorporated in this Item 3 by reference.

                  In addition to the prior acquisitions described in Item 6, prior to Quepasa's initial public offering, it issued 25,000 shares of Common Stock to Verde Investments as consideration for consulting services.

ITEM 4. Purpose of Transaction.

                  Each of the Reporting Persons holds the Common Stock described in Item 5 of this Statement for investment purposes only. Depending on the prevailing market, economic and other conditions, each of the Reporting Persons may from time to time acquire additional Common Stock or engage in discussions with Quepasa concerning further acquisitions of securities from Quepasa. Each of the Reporting Persons intends to review its investment in Quepasa on a continuing basis and, depending upon the price and availability of Common Stock, subsequent developments affecting Quepasa, Quepasa’s business and prospects, other general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his or its investment in Quepasa.

                  In connection with its next annual meeting of stockholders, on January 15, 2002, Quepasa filed the Management Proxy Statement with the Commission pursuant to which it intends to solicit from Quepasa stockholders proxies to, among other things, (i) vote in favor of a merger that would result in Quepasa becoming a wholly-owned subsidiary of Great Western Land and Recreation, Inc. (the “Great Western Merger”) and (ii) vote in favor of the reelection of Quepasa’s five incumbent directors. On January 16, 2002, Michael Silberman, Mark D. Kucher and Kevin Diebell (collectively, the “Concerned Stockholders”) filed a preliminary proxy statement with the Commission pursuant to which the Concerned Stockholders intend to solicit from Quepasa stockholders proxies to, among other things, (i) vote against approval of the Great Western Merger and (ii) vote in favor of election of the Concerned Stockholders’ slate of director nominees. The preliminary proxy statement filed by the Concerned Stockholders was amended on January 31, 2002 and, as amended, is referred to herein as the “Silberman Proxy Statement.” On February 6, 2002, Quepasa announced that it had terminated the merger agreement relating to the Great Western Merger.

                  On January 29, 2002, Mr. Garcia (on behalf of himself, Verde Capital, Verde Reinsurance Company, Ltd. (“Verde Reinsurance”) and Verde Investments) entered into an Agreement and Release with Michael Silberman, Mark D. Kucher, Kevin Diebell and Jeffrey Peterson (collectively the “Silberman Parties”). Pursuant to the Agreement and Release, Mr. Garcia granted a proxy to Michael Silberman or his designee to vote, in his sole discretion, all shares owned by Mr. Garcia, Verde Capital, Verde Reinsurance and Verde Investments in connection with any matter that is identified in the Management Proxy Statement. In exchange for the proxy, the Silberman Parties agreed to release Mr. Garcia, his spouse, his affiliates (including Verde Capital Verde Reinsurance, and Verde Investments), their officers, directors, and owners, and each of their respective successors and assigns (collectively “the Garcia Parties”) from any and all actual or potential legal claims that the Silberman Parties might have had against the Garcia Parties as of the date of the Agreement and Release. The Agreement and Release and the proxy granted thereunder are attached hereto as Exhibits 2 and 3, respectively.

                  As a result of the execution of the Agreement and Release and granting of the proxy thereunder, the Reporting Persons and the Silberman Parties may be deemed members of a group within the meaning of Section 13(d)(3) of the Exchange Act. Each of the Reporting Persons expressly disclaims that it is a member of a group that includes the Silberman Parties. The Reporting Persons are filing this Statement solely as a precautionary matter in the event they are deemed to be members of a group that includes the Silberman Parties.

Page 12 of 18 Pages

                  Except as disclosed in the Silberman Proxy Statement and the Schedule 13D filed by the Concerned Stockholders with the Commission on January 7, 2002 (the “Silberman 13D”), the Reporting Persons have no knowledge with respect to the purposes, plans or proposals of the Silberman Parties. Based on these filings, and assuming that the Reporting Persons and the Silberman Parties constitute a group with respect to their ownership of Common Stock (which the Reporting Persons expressly disclaim), such group’s purposes may include, without limitation, plans or proposals relating to the following: (1) dispositions of the Quepasa securities through sales, transfers and other means of disposing of the securities; (2) causing the sale or transfer of assets of Quepasa or any of its subsidiaries; (3) a change in the present board of directors or management of Quepasa; (4) change in the capitalization or dividend policy of Quepasa; (5) a change in Quepasa charter, bylaws or other corporate documents and instruments; (6) causing a class of securities of Quepasa to be delisted or not traded on an exchange, system or association; (7) a corporate transaction, such as a merger, reorganization or liquidation involving Quepasa or any of its subsidiaries; (8) a joint venture, partnership or management arrangement impacting Quepasa, or any of its subsidiaries and/or affiliate entities or persons; (9) acquisitions of additional securities of Quepasa; (10) other changes in Quepasa’s business or corporate structure; and (11) other actions similar to any of those listed above.

                  Other than as described above, the Reporting Persons do not have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans or proposals).

ITEM 5. Interest in Securities of the Issuer.

                  The approximate percentage of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 17,163,291 shares of Common Stock outstanding on January 7, 2002, as reported in the Management Proxy Statement.

         Ernest C. Garcia

(a)	Aggregate Number of shares of Common Stock Beneficially Owned: 927,471
Approximate Percentage: 5.40%

(b)	Sole Power to Vote or Direct the Vote: 0
Shared Power to Vote or Direct the Vote: 927,471
Sole Power to Dispose or Direct the Disposition: 0
Shared Power to Dispose or Direct the Disposition: 927,471

         Mr. Garcia’s beneficial ownership relates to (i) 561,562 shares of Common Stock held of record by Verde Capital and (ii) 365,909 shares of Common Stock held of record by Verde Investments. Each of Verde Capital and Verde Investments is wholly owned by Mr. Garcia.

         Pursuant to Rule 13d-4 under the Exchange Act, Mr. Garcia expressly disclaims beneficial ownership of any securities covered by this Statement other than those set forth in (a) above.

         Verde Capital

(a)	Aggregate Number of shares of Common Stock Beneficially Owned: 561,562
Approximate Percentage: 3.27%

(b)	Sole Power to Vote or Direct the Vote: 0
Shared Power to Vote or Direct the Vote: 561,562
Sole Power to Dispose or Direct the Disposition: 0
Shared Power to Dispose or Direct the Disposition: 561,562

         Pursuant to Rule 13d-4 under the Exchange Act, Verde Capital expressly disclaims beneficial

Page 13 of 18 Pages

ownership of any securities covered by this Statement other than those set forth in (a) above.

         Verde Investments

(a)	Aggregate Number of shares of Common Stock Beneficially Owned: 365,909
Approximate Percentage: 2.13%

(b)	Sole Power to Vote or Direct the Vote: 0
Shared Power to Vote or Direct the Vote: 365,909
Sole Power to Dispose or Direct the Disposition: 0
Shared Power to Dispose or Direct the Disposition: 365,909

                  Pursuant to Rule 13d-4 under the Exchange Act, Verde Investments expressly disclaims beneficial ownership of any securities covered by this Statement other than those set forth in (a) above.

                  As described in Item 4 and the Explanatory Note beginning on page 8, the Reporting Persons and the Silberman Parties may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act. In the event the Reporting Persons and the Silberman Parties are deemed to constitute a group, each of the Reporting Persons would be deemed to possess shared voting power with respect to the Common Stock held by the Silberman Parties. Each of the Reporting Persons expressly disclaims that it is a member of a group that includes the Silberman Parties or that it is the beneficial owner of Common Stock held by the Silberman Parties.

                  The Reporting Persons have no direct knowledge with respect to the Common Stock holdings of the Silberman Parties, and all information contained herein regarding the Silberman Parties and their share holdings is based solely upon the information (i) set forth under “Certain Information Concerning the Concerned Stockholders and Other Participants in the Solicitation” and “Security Ownership of the Concerned Stockholders and Other Participants, Including Director Nominees” in the Silberman Proxy Statement and (ii) contained in the 13D. The Reporting Persons assume no responsibility for the accuracy or completeness of this information. According to the Silberman Proxy Statement, the Silberman Parties hold 3,861,243 shares of Common Stock in the aggregate.

                  In the event that the Reporting Persons are deemed to constitute a group that includes the Silberman Parties, each Reporting Person would be deemed to be the beneficial owner of 4,788,714 shares of Common Stock, or 27.9% of the Common Stock outstanding.

         (c)  As more fully described in Item 6, on December 31, 2001, Mr. Garcia contributed 340,909 shares of Common Stock to Verde Investments. Verde Investments did not pay any consideration in connection with this transfer. Except for the foregoing transfer, to the knowledge of the Reporting Persons, no transactions in the Common Stock have been effected during the past sixty days by any person named pursuant to Item 2.

         (d)  To the knowledge of Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

         (e)  Not applicable.

Page 14 of 18 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have entered into an Agreement attached hereto as Exhibit 1, with respect to the joint filing of this Statement and any amendment or amendments hereto.

                  On January 29, 2002, Mr. Garcia (on behalf of himself, Verde Capital, Verde Reinsurance and Verde Investments) entered into an Agreement and Release with the Silberman Parties. Pursuant to the Agreement and Release, Mr. Garcia granted a proxy to Michael Silberman or his designee to vote, in his sole discretion, all shares owned by Mr. Garcia, Verde Capital, Verde Reinsurance and Verde Investments in connection with any matter that is identified in the Management Proxy Statement. In exchange for the proxy, the Silberman Parties agreed to release the Garcia Parties from any and all actual or potential legal claims that the Silberman Parties might have had against the Garcia Parties as of the date of the Agreement and Release. The Agreement and Release and the proxy granted thereunder are attached hereto as Exhibits 2 and 3, respectively.

                  On December 17, 1999, Quepasa, eTrato Acquisition Corp., eTrato.com, Inc. (“eTrato”), Verde Capital, Alphabit Media Ventures, LLC, Designet, S.A. de C.V., Designet Ventures, LLC and Cruttenden Roth Incorporated entered into a Merger Agreement (the “eTrato Merger Agreement”) which provided for the merger of eTrato with and into a wholly owned subsidiary of Quepasa (the “eTrato Merger”). The eTrato Merger Agreement is attached hereto as Exhibit 4. The eTrato Merger closed on January 28, 2000. In connection with the eTrato Merger, Quepasa issued to Verde Capital, which held a one-third interest in eTrato, 441,306 shares of Common Stock. Pursuant to the eTrato Merger Agreement, half, or 220,653, of these shares were held in escrow pending satisfaction of certain performance objectives. Pursuant to this provision, the parties to the eTrato Merger Agreement entered an Escrow Agreement, dated January 28, 2000, with Norwest Bank Arizona, N.A. The Escrow Agreement is attached hereto as Exhibit 5. The performance objectives set forth in the eTrato Merger Agreement were not met, and Verde Capital forfeited 220,653 shares of Common Stock it received in connection with the eTrato Merger. In connection with the eTrato Merger, the parties also entered a Registration Rights Agreement which is attached hereto as Exhibit 6.

                  On January 17, 2000, Quepasa, Credito Acquisition, Inc., credito.com, Inc. (“Credito”), Verde Capital, and Verde Reinsurance entered into a Merger Agreement (the “Credito Merger Agreement”) which provided for the merger of Credito with and into a wholly owned subsidiary of Quepasa (the “Credito Merger”). The Credito Merger closed on January 26, 2000. The Credito Merger Agreement is attached hereto as Exhibit 7. In connection with the Credito Merger, Quepasa issued to each Verde Capital and Verde Reinsurance, the sole shareholders of Credito, 340,909 shares of Common Stock and warrants to purchase 340,909 shares of Common Stock. The warrants were exercisable only upon the achievement of certain performance objectives within specified time frames. The warrants issued to Verde Capital and Verde Reinsurance are attached hereto as Exhibits 8 and 9, respectively. The performance objectives were not achieved within the specified time frames and the warrants held by Verde Capital and Verde Reinsurance were forfeited. In connection with the Credito Merger, the parties also entered a Registration Rights Agreement which is attached hereto as Exhibit 10. On January 21, 2002, Verde Reinsurance was dissolved. In connection with the winding up of Verde Reinsurance, the 340,909 shares of Common Stock held by Verde Reinsurance were distributed to Mr. Garcia, its sole shareholder, who, in turn, contributed such shares to Verde Investments.

                  The descriptions contained herein of the above-referenced agreements and warrants are qualified in their entirety by reference to the complete text of such agreements and warrants, copies of which are filed as Exhibits hereto and incorporated into this Item 6 by reference.

                  Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any person with respect to any securities of Quepasa, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Page 15 of 18 Pages

         ITEM 7. Material to be Filed as Exhibits.

                  The following documents are filed as exhibits:

                  1. Joint Filing Agreement, dated as of February 7, 2002, by and among Ernest C. Garcia II, Verde Capital Partners, LLC, Verde Reinsurance Company, Ltd., and Verde Investments, Inc. (filed herewith)

                  2. Agreement and Release, dated January 29, 2002, by and among Ernest C. Garcia II (for himself and Verde Capital Partners, LLC, Verde Reinsurance Company, Ltd., and Verde Investments, Inc.), Michael Silberman, Mark Kucher, Kevin Diebell, and Jeffrey Peterson (filed herewith)

                  3. Proxy, dated January 30, 2002, given by Ernest C. Garcia II, Verde Capital Partners, LLC, Verde Reinsurance Company, Ltd., and Verde Investments, Inc. (filed herewith)

                  4. Merger Agreement, dated December 17, 1999, by and among quepasa.com, Inc., eTrato Acquisition Inc., eTrato.com, Inc., Verde Capital Partners, LLC, Alphabit Media Ventures, LLC, Designet, S.A. de C.V., Designet Ventures, LLC, and Cruttenden Roth Incorporated (incorporated by reference to Exhibit 10.19 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

                  5. Escrow Agreement, dated January 28, 2000, by and among quepasa.com, Inc., eTrato Acquisition Inc., eTrato.com, Inc., Verde Capital Partners, LLC, Alphabit Media Ventures, LLC, Designet, S.A. de C.V., Designet Ventures, LLC, Cruttenden Roth Incorporated, and Norwest Bank Arizona, N.A. (incorporated by reference to Exhibit 4.08 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

                  6. Registration Rights Agreement, dated January 28, 2000, by and among quepasa.com, Inc., eTrato Acquisition Inc., eTrato.com, Inc., Verde Capital Partners, LLC, Alphabit Media Ventures, LLC, Designet, S.A. de C.V., Designet Ventures, LLC, and Cruttenden Roth Incorporated (incorporated by reference to Exhibit 4.06 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

                  7. Merger Agreement, dated January 17, 2000 by and among quepasa.com, Inc., Credito Acquisition Inc., credito.com, Inc., Verde Capital Partners, LLC, and Verde Reinsurance Company, Ltd. (incorporated by reference to Exhibit 10.20 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

                  8. Verde Capital Partners, LLC Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.04 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

                  9. Verde Reinsurance Company, Ltd. Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.05 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

                  10. Registration Rights Agreement, dated January 26, 2000, by and among quepasa.com, Inc., Verde Capital Partners, LLC, and Verde Reinsurance Company, Ltd. (incorporated by reference to Exhibit 4.03 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

Page 16 of 18 Pages

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 7, 2000	ERNEST C. GARCIA II

/s/ Ernest C. Garcia II

VERDE CAPITAL PARTNERS, LLC

By: /s/ Ernest C. Garcia II Name: Ernest C. Garcia II Title: President

VERDE INVESTMENTS, INC.

By: /s/ Ernest C. Garcia II Name: Ernest C. Garcia II Title: President

Page 17 of 18 Pages

Schedule A

Name and Position	Present Principal Occupation and Address of Employer

Verde Capital Partners, LLC

Ernest C. Garcia II Sole Member and President	President, Verde Investments, Inc. 2575 E. Camelback Road, Suite 700 Phoenix, Arizona 85016

Steven P. Johnson Vice President and Secretary	Vice President and Secretary, Verde Investments, Inc. 2575 E. Camelback Road, Suite 700 Phoenix, Arizona 85016

Nancy V. Young Treasurer	Treasurer, Verde Investments, Inc. 2575 E. Camelback Road, Suite 700 Phoenix, Arizona 85016

Verde Investments, Inc.

Ernest C. Garcia II President and Director	President, Verde Investments, Inc. 2575 E. Camelback Road, Suite 700 Phoenix, Arizona 85016

Steven P. Johnson Vice President and Secretary	Vice President and Secretary, Verde Investments, Inc. 2575 E. Camelback Road, Suite 700 Phoenix, Arizona 85016

Randall Andrus Vice President-Real Estate	Vice President-Real Estate, Verde Investments, Inc. 2575 E. Camelback Road, Suite 700 Phoenix, Arizona 85016

Nancy V. Young Treasurer	Treasurer, Verde Investments, Inc. 2575 E. Camelback Road, Suite 700 Phoenix, Arizona 85016

Page 18 of 18 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit

1.	Joint Filing Agreement, dated as of February 7, 2002, by and among Ernest C. Garcia II, Verde Capital Partners, LLC, Verde Reinsurance Company, Ltd., and Verde Investments, Inc. (filed herewith)

2.	Agreement and Release, dated January 29, 2002, by and among Ernest C. Garcia II (for himself and Verde Capital Partners, LLC, Verde Reinsurance Company, Ltd., and Verde Investments, Inc.), Michael Silberman, Mark Kucher, Kevin Diebell, and Jeffrey Peterson (filed herewith)

3.	Proxy, dated January 30, 2002, given by Ernest C. Garcia II, Verde Capital Partners, LLC, Verde Reinsurance Company, Ltd., and Verde Investments, Inc. (filed herewith)

4.	Merger Agreement, dated December 17, 1999, by and among quepasa.com, Inc., eTrato Acquisition Inc., eTrato.com, Inc., Verde Capital Partners, LLC, Alphabit Media Ventures, LLC, Designet, S.A. de C.V., Designet Ventures, LLC, and Cruttenden Roth Incorporated (incorporated by reference to Exhibit 10.19 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

5.	Escrow Agreement, dated January 28, 2000, by and among quepasa.com, inc., eTrato Acquisition Inc., eTrato.com, Inc., Verde Capital Partners, LLC, Alphabit Media Ventures, LLC, Designet, S.A. de C.V., Designet Ventures, LLC, Cruttenden Roth Incorporated, and Norwest Bank Arizona, N.A. (incorporated by reference to Exhibit 4.08 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

6.	Registration Rights Agreement, dated January 28, 2000, by and among quepasa.com, Inc., eTrato Acquisition Inc., eTrato.com, Inc., Verde Capital Partners, LLC, Alphabit Media Ventures, LLC, Designet, S.A. de C.V., Designet Ventures, LLC, and Cruttenden Roth Incorporated (incorporated by reference to Exhibit 4.06 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

7.	Merger Agreement, dated January 17, 2000 by and among quepasa.com, Inc., Credito Acquisition Inc., credito.com, Inc., Verde Capital Partners, LLC, and Verde Reinsurance Company, Ltd. (incorporated by reference to Exhibit 10.20 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

8.	Verde Capital Partners, LLC Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.04 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

9.	Verde Reinsurance Company, Ltd. Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.05 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)

10.	Registration Rights Agreement, dated January 26, 2000, by and among quepasa.com, Inc., Verde Capital Partners, LLC, and Verde Reinsurance Company, Ltd. (incorporated by reference to Exhibit 4.03 of Quepasa’s Annual Report on Form 10-K for the year ended December 31, 1999)